Exhibit 16.1

May 7, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 7, 2010, of Young Broadcasting, Inc. and are in agreement with the statements contained in the second paragraph, third paragraph, and the first sentence of the fourth paragraph on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP